Exhibit 21.1

Subsidiaries of Sourcefire, Inc.

Name	Organized In
Sourcefire Holding Company (US) LLC	Delaware
Immunet Corporation	California
Sourcefire Canada Ltd.	Canada
Sourcefire México, S. de R.L. de C.V.	Mexico
Sourcefire Mexicana de Servicios, S. de R.L. de C.V.	Mexico
Sourcefire Brasil Comércio e Segurança de Rede Ltda.	Brazil
Sourcefire Limited	United Kingdom
Sourcefire Holding Company (International) S.à.r.l.	Luxembourg
Sourcefire Netherlands B.V.	Netherlands
Sourcefire Singapore Pte. Ltd.	Singapore
Sourcefire Australia – Registered Office of Sourcefire Singapore Pte. Ltd.	Australia
Sourcefire (Thailand) Ltd.	Thailand
Sourcefire Co., Ltd.	Japan